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                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25

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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                              1-12687
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
     For Period Ended:  APRIL 30, 2000                                                                       449515 30 3
                                                                                                    -----------------------------
     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report  on Form  11-K
     [ ] Transition  Report  on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________________________________________________________________

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
                                   IFS INTERNATIONAL HOLDINGS, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

                                   300 JORDAN ROAD, TROY, NY 12180
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If  the  subject  report  could  not  be  filed  without  unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

| |     | (a) The reasons  described  in  reasonable  detail in  Part III of this form could not be eliminated  without unreasonable
        |     effort or expense;
        |
|X|     | (b) The subject annual report, semi-annual report, transition  report on  Form 10-K, Form 20-F, Form 11-K,  Form N-SAR, or
        |     portion  thereof, will  be filed  on  or before the fifteenth calendar day following  the prescribed due date; or  the
        |     subject quarterly report or transition  report on  Form 10-Q, or portion thereof  will be filed on or before the fifth
        |     calendar day following the prescribed due date; and
        |
| |     | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State  below  in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report  or  portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional  time will be required in order for the  registrant  to complete  and issue the Annual  Report on Form 10-KSB. Additional time is required for the Company's  independent  auditors to complete their audit of the registrant's financial statements as of and for the year ended April 30, 2000.

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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification
          CARMEN A. PASCUITO                                     518                                     283-7900
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the  preceding 12 months or for such shorter period that the registrant  was required to
    file such  reports been filed?  If answer is no, identify report(s). |X| Yes |_| No
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(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    |x| Yes |_| No

    If so,  attach an  explanation of the anticipated change, both narratively and quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

It is  anticipated  that net income for the year  ended  April 30,  2000 will be approximately  $30,000, as compared to the net loss of approximately  $(704,000) for the year ended April 30, 1999.

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                                                      IFS INTERNATIONAL, INC.
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                                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

               JULY 31, 2000                                                         /S/ CARMEN A. PASCUITO
Date _____________________________________                                   By_____________________________________________________
                                                                                         CARMEN A. PASCUITO, CONTROLLER, SECRETARY

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on
behalf of the  registrant  by   an  authorized representative  (other than  an  executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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